Filed by: NorthStar Asset Management Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthStar Asset Management Group Inc. (Commission File No.: 001-36301)

Commission File No. for Registration Statement on

Form S-4 filed by Colony NorthStar, Inc.: 333-212739

On November 8, 2016, NorthStar Asset Management Group Inc. (“NSAM”) announced its results of operations and financial condition for the quarter ended September 30, 2016, which contains the following information regarding the proposed merger of NSAM, NorthStar Realty Finance Corp. (“NRF” or “NorthStar Realty”) and Colony Capital, Inc. (“Colony” or “Colony Capital”):

Third Quarter 2016 Results

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David T. Hamamoto, Executive Chairman, commented, “We have made great progress on the tri-party merger with NorthStar Realty and Colony Capital and continue to work diligently toward its successful completion and integration in January 2017.  We believe that the combination of these companies will result in a world-class real estate and investment management platform with premier institutional and retail distribution channels.  This combination positions Colony NorthStar for long-term growth, with the potential to unlock significant shareholder value through increased revenue opportunities, expense savings and multiple expansion.”

Al Tylis, Chief Executive Officer, added, “The tri-party merger provides clarity for our investors and partners on NSAM’s strategic direction. We expect this clarity to meaningfully impact our retail capital raising in the coming quarters and allow for Colony NorthStar to realize its full potential.”

Proposed Merger - Colony NorthStar, Inc. (“Colony NorthStar”)

On June 2, 2016, NSAM, NorthStar Realty Finance Corp. and Colony Capital, Inc. entered into a definitive agreement to create a world-class, internally-managed, diversified real estate and investment management platform.  For additional information regarding the proposed merger, please refer to the registration statement on Form S-4 filed by Colony NorthStar, Inc. with the Securities and Exchange Commission (the “SEC”) on July 29, 2016, as may be amended from time to time, and the investor presentation related to the proposed merger, which can be found on NSAM’s, NorthStar Realty Finance’s and Colony Capital’s respective websites. The transaction is expected to close in January 2017, subject to customary closing conditions, including shareholder and regulatory approvals.

Also on November 8, 2016, NSAM held an investor call regarding its results of operations and financial condition for the quarter ended September 30, 2016, which contains the following statements regarding the proposed merger of NSAM, NRF and Colony:

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David T. Hamamoto — NorthStar Asset Management Group Inc. — Executive Chairman

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I’d like to start the call with a general update on the status of our pending merger with NorthStar Realty Finance and Colony Capital. Our conviction in the proposed merger has never been greater as it transforms the companies into a world-class, internally-managed REIT with an embedded investment management platform.  The transaction will allow us to operate with a larger, more diversified portfolio, better access to capital and the potential for higher earnings growth and value creation.

Colony NorthStar will become one of the largest independent real estate companies in the world with approximately $58 billion in assets under management.  The combination positions Colony NorthStar for long-term growth, with the potential to unlock significant shareholder value through increased revenue opportunities, immediate and substantial expense savings and multiple expansion.

Additionally, our management team remains committed to achieving value for our shareholders, as evidenced by our recent announcement of a “best-in-class” corporate governance model.

Overall, I am extremely excited about Colony NorthStar and its prospects.

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Albert Tylis — NorthStar Asset Management Group Inc. — CEO

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The Colony NorthStar merger remains on-track for a January 2017 closing, integration efforts are going very well and we are making great progress on ensuring a seamless transition. With the merger expected to close in January, this will very likely be my final earnings call.  I wanted to briefly say thank you to everyone who has supported me and the company over the last twelve years.  While the path taken over the years has certainly not been typical, I believe that the cumulative results speak for themselves.  Colony NorthStar has an extremely bright future and I look forward to supporting the company in any way I can.

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Daniel R. Gilbert — NorthStar Asset Management Group Inc. — CIO & COO

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NorthStar has been subject to an additional overhang on our capital raising mainly due to the uncertainty around the prolonged NSAM strategic review process and merger closing.  Despite all this, we have remained focused on ensuring that NorthStar is extremely well-positioned to take advantage of the evolving marketplace in order to expand our presence as we move to close our announced merger, which will both remove uncertainty and enhance our presence as a sponsor.

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In addition, RIA and wirehouse advisors tend to manage larger pools of assets and allocate investments across a larger portion of their asset base, leading to larger orders.  The opportunity will only be enhanced by our merger with NorthStar Realty Finance Corp. and Colony Capital, as a combined organization would create a company with a greater wherewithal of a larger asset base, significant balance sheet flexibility and increased access to deal flow that will give us a competitive advantage.….

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In addition, we think there is a strong opportunity to match retail capital with both the balance sheet and institutional capital that will be managed by Colony NorthStar and we look forward to discussing those potential products with you in the future.

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Debra Hess — NorthStar Asset Management Group Inc. — CFO

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As a reminder, we filed an amendment to the joint proxy statement and prospectus on October 17 and continue working towards successful integration of the Colony NorthStar merger in January 2017.

(Jessica Levi Ribner — FBR Capital Markets - Analyst):  … Given the increased confidence with the deal close, what are you seeing from your retail Partners now? I think last quarter, of talked about how that was a little bit of an overhang on the capital raise and how are they reacting to it and have you seen any differences?

Daniel Gilbert:  Hello, Jessica, it is Dan. Yes, as we said, there certainly was quite a bit of overhang from the uncertainty and the length of the process, and the certainty of the merger has certainly had a positive impact on the retail platform. If we look at our capital raising over the last few weeks, it has been dramatically higher than it was prior. And as we talked to our Partners, this was something they continue to identify as something that they are concerned about and recent conversations have been very positive as we look to move forward. So certainly it’s been, I think, a boost and we should start seeing that benefit as we move into the early part of next year.

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(Jessica Levi Ribner): …can you expand at all on the products you could see deploying on the Colony NorthStar platform?

Daniel Gilbert:  Yes, sure. So I think all the products that we currently have are very well suited to that platform. And as I’ve said, having the combined sponsorship will only be an enhancement to those products. Also having the combined deal flow coming from the new organization should be very helpful in making sure we get that capital deployed.

One of the things that we’ve identified as a key strategy for Colony NorthStar is to take the balance sheet and leverage the returns on the balance sheet by pairing it with both institutional and retail capital. And as was mentioned on the Colony call, they are doing that with their closed-end funds on their industrial business.

We see the opportunity to bring in similar type structures to some of the other asset pools that combined Colony NorthStar may have. So we believe that is pretty exciting, and we will be talking about those products in the near future.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond our control, and may cause actual results to differ significantly from those expressed in any forward-looking statement. Among others, the following uncertainties and other factors could cause actual results to differ from those set forth in the forward looking statements:  the failure to receive, on a timely basis or otherwise, the required approvals by NSAM, Colony and NRF stockholders, governmental or regulatory agencies and third parties; the risk that a condition to closing of the merger may not be satisfied; each company’s ability to consummate the merger; operating costs and business disruption may be greater than expected; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the ability to realize substantial efficiencies and synergies as well as anticipated strategic and financial benefits; and the impact of legislative, regulatory and competitive changes. The foregoing list of factors is not exhaustive. Additional information about these and other factors can be found in each company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”), including each company’s most recently filed Quarterly Report on Form 10-Q. There can be no assurance that the merger will in fact be consummated.

We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this communication. None of NSAM, Colony or NRF is under any duty to update any of these forward-looking statements after the date of this communication, nor to conform prior statements to actual results or revised expectations, and none of NSAM, Colony or NRF intends to do so.

Additional Information and Where to Find It

In connection with the proposed transaction, Colony NorthStar, Inc. (“Colony NorthStar”), a Maryland subsidiary of NSAM that will be the surviving parent company of the combined company, filed with the SEC a registration statement on Form S-4 (File No.: 333-212739) that includes a joint proxy statement of NSAM, Colony and NRF and that also constitutes a prospectus of Colony NorthStar. The registration statement has not yet become effective. Each of NSAM, Colony, NRF and Colony NorthStar may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which NSAM, Colony, NRF or Colony NorthStar may file with the SEC. INVESTORS AND SECURITY HOLDERS OF NSAM, COLONY AND NRF ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 INITIALLY FILED BY COLONY NORTHSTAR ON JULY 29, 2016, AS AMENDED FROM TIME TO TIME, THAT INCLUDES A JOINT PROXY STATEMENT/PROSPECTUS FROM EACH OF NSAM, COLONY AND NRF, THE CURRENT REPORTS ON FORM 8-K FILED BY EACH OF NSAM, COLONY AND NRF ON JUNE 3, 2016, JUNE 7, 2016, JUNE 8, 2016, JULY 29, 2016 AND OCTOBER 17, 2016 IN CONNECTION WITH THE MERGER AGREEMENT, THE CURRENT REPORT ON FORM 8-K FILED BY NSAM ON NOVEMBER 7, 2016 IN CONNECTION WITH THE MERGER AGREEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by NSAM, Colony, NRF and Colony NorthStar (when available) through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of NSAM, Colony or NRF at the following:

NorthStar Asset Management Group Inc.

Megan Gavigan / Emily Deissler / Hayley Cook

Sard Verbinnen & Co.

(212) 687-8080

Colony Capital, Inc.

Owen Blicksilver

Owen Blicksilver PR, Inc.

(516) 742-5950

or

Lasse Glassen

Addo Communications, Inc.

(310) 829-5400

lglassen@aaddoir.com

NorthStar Realty Finance Corp.

Joe Calabrese

Investor Relations

(212) 827-3772

Participants in the Solicitation

Each of NSAM, Colony and NRF and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed transaction. Information regarding NSAM’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NSAM’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 29, 2016 and Current Reports on Form 8-K filed by NSAM with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016, October 17, 2016 and November 7, 2016 in connection with the proposed transaction. Information regarding Colony’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Colony’s Annual Report on Form 10-K for the year ended December 31, 2015, its annual proxy statement filed with the SEC on March 31, 2016 and Current Reports on Form 8-K filed by Colony with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction. Information regarding NRF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in NRF’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended by its Form 10-K/A filed with the SEC on April 28, 2016 and Current Reports on Form 8-K filed by NRF with the SEC on June 3, 2016, June 7, 2016, June 8, 2016, July 29, 2016 and October 17, 2016 in connection with the proposed transaction. A more complete description is available in the registration statement on Form S-4 and the joint proxy statement/prospectus initially filed by Colony NorthStar with the SEC on July 29, 2016, as amended from time to time. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.